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SCHEME OF ARRANGEMENT TO BE PROPOSED BY RANDGOLD & EXPLORATION BETWEEN FSD AND
ITS SHAREHOLDERS OTHER THAN JCI LIMITED ("JCI") ("FSD minority shareholders") 2003-08-22
RANDGOLD & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1992/005642/06
Share code: RNG
ISIN: ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold & Exploration")
Free State Development and Investment Corporation Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1944/016931/06)
Share code: FRE
ISIN: ZAE000002739
("FSD")


1 THE SCHEME
1.1 Randgold & Exploration will propose a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the scheme") between FSD and FSD minority shareholders holding 55.1% of FSD's share capital, which on implementation will result in:
* Randgold & Exploration acquiring the FSD shares held by FSD minority shareholders in exchange for shares in Randgold & Exploration issued in the ratio of 12.5 Randgold & Exploration shares for every 100 FSD shares held.
* the listing of FSD on the JSE Securities Exchange South Africa ("JSE") and the London Stock Exchange ("LSE") being terminated.
1.2 The approval and implementation of the scheme shall be subject to:
* the scheme being approved by a majority representing not less than 75% of the votes exercisable by FSD minority shareholders present and voting, either in person or by proxy, at a scheme meeting of FSD minority shareholders; and
* the scheme being sanctioned by the High Court of South Africa and the Order of Court being lodged with, and registered by, the Registrar of Companies.
1.3 JCI and its subsidiary companies hold 44.9% of the issued share capital of FSD and 23.7% of the issued share capital of Randgold & Exploration.

2 RATIONALE FOR THE SCHEME
FSD owns a portfolio of mineral rights and interests that cover an area of 75 216 hectares. These rights incorporate interests in the commodities gold, platinum, base metals and coal. The rationale for the scheme is to constitute FSD as a subsidiary of Randgold & Exploration and thereby terminate FSD's listing on the JSE and the LSE, which:
* recognises that the promulgation of the Mineral and Petroleum Resources Development Act 28 (Act 28 of 2002), as amended ("the Minerals Act") has called into question the continued role of exploration companies like FSD. In this context, FSD's mineral rights are considered to be unused old order rights and as such will lapse unless converted into new order rights within a period of one year from the date at which the Minerals Act becomes effective;
* will facilitate the mineral rights of FSD being combined with those of Randgold & Exploration in the same project areas to create an enhanced mineral rights portfolio better placed to meet the requirements of the Minerals Act and to be controlled by Minrico Limited ("Minrico"). Minrico is a subsidiary of Randgold & Exploration focused on mineral right exploration, and with Marothodi Resources Limited as a 26% empowerment shareholder is aligned with the principles of the Minerals Act and the South African Mining Charter;
* will save the cost of maintaining FSD as a separately listed company, the benefits of which are restricted by the small public free float of shares and the attendant illiquidity of FSD shares;
* will afford FSD minority shareholders the benefit of greater tradeability of the Randgold & Exploration shares they will receive over their illiquid FSD shares; and
* will realise the underlying value of FSD.


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3 PRO FORMA FINANCIAL EFFECTS OF THE SCHEME
The pro forma financial effects of the scheme on Randgold & Exploration and FSD minority shareholders are presented below for illustrative purposes only and are based on the published reviewed preliminary results of FSD for the year ended 31 March 2003 and the published unaudited interim results of Randgold & Exploration for the six months ended 30 June 2003.
3.1 On Randgold & Exploration
In terms of
the scheme, Randgold & Exploration will issue 1 531 043 new shares, representing 2.9% of the 53 566 957 shares presently in issue. Based on the 30-day weighted average traded price of a Randgold & Exploration share of 2 943.3 cents per share referred to in note 3 of 3.1 below, the purchase consideration amount to R45.0 million. Accordingly, the scheme will not have a significant effect on the earnings, headline earnings, net asset value and net tangible asset value per share of Randgold & Exploration.
3.2 On FSD minority shareholders of the Scheme
BEFORE (1) AFTER AFTER
(CENTS) (CENTS) CHANGE (%)
Earnings 24.9 155.4 (4) 524.1
Headline earnings 24.9 132.4 (4) 431.2
Net asset value and
net tangible asset value 280.9 184.6 (4) (34.3)
Net fair asset value 280.9 485.8 (4) 72.9
Market price (2) 260.0 386.3 48.6
Market price (3) 227.9 367.9 61.4
Notes:
(1) Extracted from the published reviewed preliminary results of FSD for the year ended 31 March 2003.
(2) Based on the closing market price of a FSD and Randgold & Exploration share on 19 August 2003, being the last practicable date before the finalisation of this announcement ("the last practicable date").
(3) Based on the weighted average traded price of an FSD and Randgold & Exploration share for the 30-day period ended on the last practicable date.
(4) Based on the earnings, headline earnings, net fair asset value and net asset value per Randgold & Exploration share extracted from the published unaudited interim results of Randgold & Exploration for the six months ended 30 June 2003. Earnings and headline earnings have been annualised for the 12 months ended 30 June 2003.

4 OPINIONS AND RECOMMENDATIONS
In terms of the Securities Regulation Panel Code on Take-overs and Mergers, the board of directors of FSD has appointed Newfound Capital (Pty) Limited ("Newfound") as independent adviser to report on whether the terms and conditions of the scheme are fair and reasonable to FSD minority shareholders. The board of FSD, on receipt of the report of Newfound, will make appropriate recommendations to FSD minority shareholders.

5 DOCUMENTATION AND SALIENT DATES
Further details of the scheme will be included in a circular to FSD shareholders, which will be posted to FSD shareholders within 30 days of this announcement.
Salient dates in relation to the scheme will be published in the South African press prior to the issuing of any of the abovementioned documentation. Johannesburg
21 August 2003

Sponsor to Randgold & Exploration:
HSBC
Corporate adviser and independent adviser to FSD: NewFound Sponsor to FSD:
River Group
Attorneys:
Tabacks

DISCLAIMER:
Certain of the statements in this document are forward-looking in nature and are based on certain assumptions which involve risks and uncertainty because they relate to events and depend on





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circumstances that will occur in the future. Randgold & Exploration undertakes no obligation to update any forward-looking statements. Mining and exploration by its very nature, is a risky business and one in which the producers have little influence over the price of their product. Consequently investors should be mindful of the inherent risks associated with all mineral development projects.